FEDERAL RESERVE-DOCKET NO. 17-016-CMP-HC

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.
FULL NAME OF REGULATOR: FEDERAL RESERVE BANK OF NEW YORK AND BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM (COLLECTIVELY, "FEDERAL RESERVE").

DOCKET/CASE NUMBER: DOCKET NO. 17-016-CMP-HC

DESCRIBE THE ALLEGATIONS TO THIS CIVIL ACTION:
THE FEDERAL RESERVE ALLEGED VIOLATIONS OF REGULATION Y OF THE BOARD OF GOVERNORS (12 C.F.R. § 225) FOR ITS REGULATORY ACCOUNTING TREATMENT OF CERTAIN ASSETS OF VARIABLE INTEREST ENTITIES (THE "VIES").

SANCTION DETAIL: A CIVIL MONEY PENALTY IN THE AMOUNT OF $3,000,000. BNY MELLON EFFECTED PAYMENT ON OR ABOUT JUNE 27, 2017.

PROVIDE A BRIEF SUMMARY OF DETAILS RELATED TO THE ACTION STATUS AND (OR) DISPOSITION AND INCLUDE RELEVANT TERMS, CONDITIONS AND DATES:

THIS ACTION ARISES OUT OF THE FEDERAL RESERVE'S ASSERTION THAT BNY MELLON FAILED TO PROPERLY INCLUDE APPROXIMATELY $14 BILLION OF CERTAIN ASSETS OF VARIABLE INTEREST ENTITIES (THE "VIES") IN ITS CALCULATION OF ITS RISK-BASED REGULATORY CAPITAL RATIOS. BEGINNING IN THE THIRD QUARTER OF 2010, THE FEDERAL RESERVE FOUND THAT BNY MELLON ACCOUNTED FOR THESE VIE ASSETS IN ITS "TRADING BOOK," WHEREIN IT ASSIGNED THE ASSETS A ZERO-RISK WEIGHTING UNDER A VALUE-AT-RISK MODEL. IT WAS DETERMINED THAT BNY MELLON'S REGULATORY ACCOUNTING TREATMENT OF THE VIE ASSETS WAS IMPROPER UNDER THEN-APPLICABLE BASEL I REGULATORY RISK CAPITAL RULES. AS THE FEDERAL RESERVE CONSENT ORDER RELATES, BNY MELLON DEVIATED FROM THE REGULATORY CAPITAL RULES WITHOUT THE NECESSARY AUTHORIZATION FROM THE FEDERAL RESERVE AND EXCLUDED THESE ASSETS FROM ITS REGULATORY CAPITAL RATIOS FOR NEARLY 14 QUARTERS, RESULTING IN BNY MELLON UNDERSTATING ITS RISK-WEIGHTED ASSETS AND OVERSTATING ITS RISK-BASED CAPITAL RATIOS. THE FEDERAL RESERVE FOUND THAT THIS CONDUCT REPRESENTS OR RESULTED IN UNSAFE OR UNSOUND PRACTICES, AND A VIOLATION OF REGULATION Y OF THE BOARD OF GOVERNORS (12 C.F.R. § 225). ON JUNE 26, 2017, THE FEDERAL RESERVE ANNOUNCED THAT IT HAD ASSESSED BNY MELLON A CIVIL MONETARY PENALTY IN THE AMOUNT OF $3 MILLION.